August 1, 2013

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Washington, DC 20549-7010

Dear Ms. Jenkins:

Re:	Eldorado Gold Corporation Form 40-F for Fiscal Year Ended December 31, 2012 Filed March 28, 2013 File No. 001-31522

We are in receipt of your comment letter dated July 31, 2013 with respect to the above captioned matter.

At this time, I am writing to request an extension to the date of our response letter from August 14, 2013 to August 23, 2013.  At present various members of our finance team are traveling and the additional week of time will provide the opportunity for consideration of the items noted in your comment letter.

If you have any questions or concerns in regard to this request for extension, please contact me at (604) 601-6654 or at fabianac@eldoradogold.com.

Sincerely,

ELDORADO GOLD CORPORATION

/s/ Fabiana Chubbs
Fabiana Chubbs
Chief Financial Officer

cc:	Dawn Moss EVP, Administration & Corporate Secretary